December 16, 2024

Gail Peck
Chief Financial Officer
Arcosa, Inc.
500 N. Akard Street, Suite 400
Dallas, TX 75201

       Re: Arcosa, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 23, 2024
           Form 8-K
           Filed August 6, 2024
           File No. 001-38494
Dear Gail Peck:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed August 6, 2024
Exhibit 99.3

1. Your Exhibit 99.3 includes the unaudited financial statements of Stavola for the six months ended March 31, 2024 which appear to consist of only a balance sheet and an income statement. Please advise us how you consider these financial statements to meet the requirements of Rule 3-05 of Regulation S-X and Item 9.01 (a)
(2) of Form
       8-K..
Item 9.01 - Financial Statements and Exhibits

2. Your Form 8-K filed August 6, 2024 includes audited financial statement of Stavola
       Holding Corporation and interim financial statements as of March 31, 2024. Please tell us your consideration given to also providing the pro forma financial information required by Article 11 of Regulation S-X.
 December 16, 2024
Page 2

Form 10-K for the Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 2. Acquisitions and Divestitures, page 68

3. Please provide us your analysis of how you determined that the sale of your storing tank business did not qualify as a strategic shift that has or will have a major effect on your operations and financial results. Refer to ASC 205-20-45-1B.
Note 4. Segment Information, page 72

4. Please revise your future filings to address the following (refer to ASC 280-10-50-41):
           disclose revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total from which you derive revenues;
           disclose long-lived assets located in your country of domicile and located in all foreign countries in total in which you hold assets; and disclose the amount of revenues from external customers attributed to and the
           amount of long-lived assets in an individual foreign country, if material.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing